Exhibit 3.14
HARVEST MANOR FARMS, LLC
     LIMITED LIABILTIY COMPANY AGREEMENT, dated as of March 20, 2009, adopted by Flavor House Products, Inc., as the sole member (the “Member”) of Harvest Manor Farms, LLC (the “Company”).
Preliminary Statement
     The Company was formed on June 14, 2004, by the filing of a Certificate of formation in the Office of the Secretary of State of Delaware.
     On March 20, 2009 the Member acquired 100% of the issued and outstanding units representing membership interests of the Company from Morven Partners, L.P.
     Accordingly, the Member hereby adopts the following as the Limited Liability Company Agreement of the Company (the “Agreement”) within the meaning of the Delaware Limited Liability Company Act (the “Act”).
Article I
General Provisions
     SECTION 1.01. Name. The name of the Company is “Harvest Manor Farms, LLC”.
     SECTION 1.02. Purpose. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act.
     SECTION 1.03. Registered Office. The registered office of the Company in the State of Delaware is in care of The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.
     SECTION 1.04. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is in care of The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.
     SECTION 1.05. Members. The name and the address of the sole member of the Company (the “Member”) is as follows:
Flavor House Products, Inc.
800 Market Street
St. Louis, MO 63101
     SECTION 1.06. Authorized Person. Each of the Chief Executive Officer, President, or any Vice President of Flavor House Products, Inc, is hereby designated as an authorized person,

within the meaning of the Act, to act solely in connection with executing, delivering and causing to be filed any amendments or restatements to the Certificate of Formation adopted in accordance with the terms hereof and any other certificates (and any amendments or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the company may wish to conduct business.
ARTICLE II
Management
     SECTION 2.01. Management. (a) Subject to Section 2.01(b), the business and affairs of the Company shall be managed solely by the Member, who shall have the exclusive power and authority, on behalf of the company, to take any action of any kind not inconsistent with the express provisions of this Agreement and to do anything and everything it deems necessary or appropriate to carry on the business and purposes of the Company. The Member is, to the extent of its rights and powers set forth in this Agreement, an agent of the Company for the purpose of the Company’s business, and its actions taken in accordance with such rights and powers shall bind the Company. The Member shall exercise its authority as such in its capacity as Member. The Company shall not have any “managers” within the meaning of the Act.
     (b) The Member may adopt or amend regulations of the Company (the “Regulations”) setting forth such matters concerning the management of the Company and not inconsistent with the express provisions of this Agreement as may be determined from time to time by the Member. The Member may assign to any person such powers, duties and titles as the Member may from time to time determine and set forth in the Regulations.
     SECTION 2.02. Dissolution. The Company shall be dissolved and its affairs shall be wound up only upon the decision of the Member to dissolve the Company.
     SECTION 2.03. Liquidation. Upon a dissolution pursuant to Section 2.02, the Company business and Company assets shall be liquidated in an orderly manner, the Member shall be the liquidator, or shall appoint a liquidator, to wind up the affairs of the Company pursuant to this Agreement. In performing its duties, the liquidator is authorized to sell, distribute, exchange or otherwise dispose of Company assets in accordance with the Act in any reasonable manner that the liquidator shall determine to be in the best interest of the Member.
     Section 2.04. Tax Classification. (a) The Member intends that, in accordance with Treasury Regulations Sections 301.7701-2 and 301.7701-3 and corresponding provisions of applicable state tax laws (and any successor provisions), the Company be disregarded as an entity separate from the Member for all income tax purposes.
     (b) The Member and the Company shall take no action that would terminate the Company’s eligibility to be disregarded as an entity separate from the member (such action, a “Contrary Action”) without the written consent of the Member. Any Contrary Action taken by the Company without the written consent of the Member shall be null, void and of no force or effect whatsoever.

     (c) For any period that the Company is disregarded as an entity separate from the Member for income tax purposes, all of the Company’s items of income, gain, deduction, loss, and credit, shall be included directly in the federal (and applicable state) income tax returns of the member as if the Company were a branch or division of the Member for income tax purposes.
ARTICLE III
Capital Contributions
     SECTION 3.01. Initial Capital Contributions. The initial cash capital contribution to be made by the Member promptly after the date hereof and the percentage interest owned by the Member in the Company is as follows:

Member	Initial Capital Contribution	Percentage Interest
Flavor House Products, Inc.	* See Membership Interest Purchase Agreement dated March 20, 2009	100%
     SECTION 3.02. Additional Contributions. The Member shall have no obligation to make any additional capital contribution to the Company after the date hereof, but may do so from time to time.
ARTICLE IV
Transfer of Interests
     SECTION 4.01. Distributions. Distributions, if any, shall be made at the times and in the aggregate amounts determined by the Member.
     SECTION 4.02. Restrictions on Transfer. The Member shall have the right to sell, assign, dispose of, or otherwise transfer, pledge or encumber, all or any of its interests in the Company.
     SECTION 4.03. Admission of Additional or Substitute Members. No additional or substitute members shall be admitted to the Company without the written approval of the Member.
ARTICLE V
Miscellaneous
     SECTION 5.01. Liability Of Member. (a) Except as otherwise expressly provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Act, the liability of the Member shall be limited to the amount of capital contributions, if any, required to be made by the Member in accordance with the provisions of this Agreement, but only when and to the extent the same shall become due pursuant to the provisions of this Agreement. The Member shall not be liable to make up any deficit in its capital account.
     (b) No Indemnified Person (as defined below) shall be liable to the Company or the Member for any losses, claims, damages or liabilities arising from, related to, or in connection with this Agreement or the Company’s business or affairs (including any act or omission by any Indemnified Person), except for any losses, claims, damages or liabilities determined by final judgment of a court of competent jurisdiction to have resulted from such Indemnified Person’s gross negligence or willful misconduct.
     (c) The Company shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Indemnified Person against any losses, claims, damages or liabilities to which such Indemnified Person may become subject in connection with any matter arising from, related to, or in connection with this Agreement or the Company’s business or affairs, except for any such losses, claims, damages or liabilities determined by the final judgment of a court of competent jurisdiction to have resulted from such Indemnified Person’s gross negligence or willful misconduct. If any Indemnified Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising from, related to, or in connection with this Agreement or the Company’s business or affairs, whether or not pending or threatened and whether or not any Indemnified Person is a party thereto, the Company will periodically reimburse such Indemnified Person for its legal and other expenses (Including the cost of any investigation and preparation) incurred in connection therewith; provided, however, that such Indemnified Person shall promptly repay to the Company the amount of any such reimbursed expenses paid to it to the extent that it shall be ultimately determined that such Indemnified Person is not entitled to be Indemnified by the Company in connection with such action, proceeding or investigation as provided in the exception contained in the immediately preceding sentence. If for any reason (other than failure to meet the applicable indemnification standards) the foregoing indemnification is unavailable to such Indemnified Person, or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and such Indemnified Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.
     (d) “Indemnified Person” means the member, each affiliate of the Member and each director, officer, stockholder, partner or member of the Member or any such affiliate.
     (e) Notwithstanding anything else contained in this Agreement, the indemnity obligations of the Company under paragraph (c) above shall:
(i)	be in addition to any liability that the Company may otherwise have;

(ii)	extend upon the same terms and conditions to the directors, committee members, officers, stockholders, partners and members of the Indemnified Person;

(iii)	inure to the benefit of the successors, assigns, heirs and personal representatives of the Indemnified Person and any such persons; and

(iv)	be limited to the assets of the Company.
     (f) This Section 5.01 shall survive any termination of this Agreement and the dissolution of the Company.
     SECTION 5.02. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the Member; provided, however, that Section 5.01 shall benefit Indemnified Persons.
     SECTION 5.03. Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflict of law. This Agreement shall be construed in accordance with Section 18-1101 of the Act.
     SECTION 5.04. Headings. The titles of Sections of this Agreement are for convenience only and shall not be interpreted to limit or amplify the provisions of this Agreement.
     SECTION 5.05. Severability. Each provision of this Agreement shall be considered separable, and if for any reason any provision or provisions hereof are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.
     IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed as of the day and year first written above.

FLAVOR HOUSE PRODUCTS, INC.
by:	/s/ C. G. Huber, Jr.
	Name:	C. G. Huber, Jr.
	Title:	Secretary